ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 18, 2020	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe and Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

Registration Statement on Form N-14

File No. 333-239954

Dear Mr. Sutcliffe and Ms. Miller:

This letter sets forth the Registrant’s responses to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Registrant’s registration statement on Form N-14 (the “Registration Statement”), which was filed with the SEC on July 20, 2020 with respect to the proposed reorganization (the “Reorganization”) of FPA International Value Fund (the “FPA Fund”) with and into Phaeacian Accent International Value Fund (the “Fund”). The Staff’s comments were provided orally via telephone on July 31, 2020 and August 14, 2020. For your convenience, we have summarized the text of the comments before the responses. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

General

1.

Comment: Please provide a supplemental representation that shares of the Fund will not be sold on the Registration Statement or the Fund’s registration statement on Form N-1A prior to the closing of the Reorganization.

Response: The Registrant represents that shares of the Fund will not be sold on the Registration Statement or the Fund’s registration statement on Form N-1A prior to the closing of the Reorganization.

Letter to Shareholders

2.

Comment: The Staff notes that the special meeting of shareholders will be held in a virtual format. Please confirm supplementally that the Registrant has reviewed applicable state law and the governing documents of the FPA Fund and has determined that a virtual meeting is permissible thereunder.

Response: The Registrant so confirms.

3.

Comment: With regard to beneficial owners of shares of the FPA Fund, please provide any specific instructions and/or requirements regarding to whom the legal proxy must be provided and any deadlines associated therewith.

Response: The Registrant has added the following disclosure: The legal proxy should be submitted to attendameeting@astfinancial.com before 1:00 p.m. Eastern time on September 30, 2020.

Summary of the Proposed Reorganization & Appendix A

4.

Comment: Pursuant to Staff Legal Bulletin No. 19 issued by the Division of Corporation Finance, tax opinions issued in connection with a merger transaction that will be treated as a tax-free reorganization may be filed with the SEC after effectiveness of the registration statement, provided that the merger agreement includes a non-waivable condition that the transaction will receive an opinion of counsel or accountant at closing that the merger be treated as a tax-free reorganization. Please revise Section 8 of the Agreement and Plan of Reorganization to reflect this non-waivable condition and please also disclose this condition in the Registration Statement.

Response: The requested changes have been made.

Annual Fund Operating Expenses

5.	Comment: Please provide the date as of which the fees and expenses disclosed in the section entitled “How do the fees and expenses compare?” are provided for the FPA Fund.

Response: The noted disclosure has been revised to add the applicable date.

6.

Comment: Please revise the footnote to the expense table for the Fund to reflect that amounts waived or reimbursed may only be recouped by the Adviser within three years from the date of waiver or reimbursement.

Response: The requested change has been made.

Expense Examples

7.	Comment: Please remove the “Share Status” column from the Expense Examples table, as it is not required by the form.

Response: The noted column has been removed.

8.	Comment: Please confirm that the sentence following the Expense Examples correctly describes the effective period of the applicable expense limitation agreement(s) and/or waivers.

Response: The Registrant has revised the noted sentence and confirms that it correctly describes the effective period of the applicable expense limitation agreement(s) and/or waivers.

Proposal – Approval of the Reorganization

9.

Comment: The section entitled “How do the principal investment strategies compare?” states that: “Although the principal investment strategies are substantially similar, each Fund uses different terminology to describe the investment strategies applicable to it.” Please confirm whether the strategies are identical or substantially similar.

Response: The introduction to the noted section has been revised to reflect that the principal investment strategies of the Funds are the same.

10.	Comment: In the section titled “How do the non-fundamental investment policies compare?,” please confirm the description of the Fund’s non-fundamental investment policies.

Response: The Registrant has revised the noted section to include disclosure from the Fund’s SAI reflective of the relevant non-fundamental policies.

11.	Comment: Please disclose whether the expenses described in the “Expenses of the Reorganization” are subject to recoupment.

Response: The noted section has been revised to state that such expenses are not subject to recoupment.

12.

Comment: The section titled “What factors did the FPA Board consider?” provides that the Board considered “that the investment advisory fee and total expenses of the Acquiring Fund are expected to be the same as those of the Acquired Fund.” Please revise this bullet point, as appropriate, to note that this calculation takes into account reimbursements.

Response: The requested revision has been made.

General Information about the Proxy Statement/Prospectus

13.

Comment: The Staff notes that brokers are not permitted to vote on non-routine matters such as the Reorganization. Unless a routine matter is presented at the meeting, broker non-votes will not be permitted to count toward quorum. As such, please remove the statement that the FPA Fund “may request that selected brokers and nominees, in their discretion, return uninstructed shares of FPA International Value Fund, if doing so is necessary to obtain a quorum.”

Response: The noted sentence has been removed.

Statement of Additional Information

14.

Comment: Please confirm whether the unaudited financial statements of the FPA Fund, included in the semi-annual report to shareholders for the period ended June 30, 2020, will be incorporated by reference.

Response: The FPA Fund’s semi-annual report to shareholders for the period ended June 30, 2020 will not yet be available as of the effective date of the Registration Statement and so the financial statements to be included therein have not been incorporated into the Registration Statement by reference.

15.	Comment: Please confirm that in each instance where a document is incorporated by reference into the Registration Statement, a hyperlink to such document is included.

Response: The Registrant confirms that documents incorporated by reference have been hyperlinked.

Signature Page

16.

Comment: Section 6(a) of the Securities Act of 1933, as amended, requires that the Registration Statement be signed by the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors. Please confirm that each such signatory is labeled as such on the signature page.

Response: The Registrant confirms that the appropriate titles have been included for each signatory.

*    *    *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L Reece

Jessica L. Reece, Esq.

cc:	John M. Loder, Esq.

Barbara J. Nelligan